October 9, 2009

Mr. John P. Nolan

Mr. Edwin Adames

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	ORIX Corporation Form 20-F for the fiscal year ended March 31, 2009 File No.001-14856

Dear Messrs. Nolan and Adames:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 16, 2009 (the “Comment Letter”) relating the annual report on Form 20-F for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”) of ORIX Corporation (the “Company”).

In connection with responding to the Staff’s comments, we can advise you that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

the Staff’s comments or any changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The Company’s responses to the Staff’s comments are set forth below. References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires.

Comment 1:

Operating and Financial Review and Prospects

Fair Value Measurements, page 37

1.	We note the following disclosure in the section regarding fair value measurements of financial assets on a recurring basis as of March 31, 2009:

•	Available-for-sale securities, consisting mainly of mortgage-backed and other asset-backed securities, were 91% of the total carrying value of the financial assets.

•	Level 3 financial assets were 57% of the total carrying value of financial assets and available-for-sale securities were 98% of total Level 3 financial assets.

•

Approximately 15% of available-for-sale securities, consisting mainly of CMBS and RMBS in the United States, were transferred to Level 3 inputs in fiscal 2009 from other levels due to certain markets that became inactive.

In view of the significance of Level 3 financial assets, which include mortgage-backed and assets-backed securities, and the effect of inactive capital markets on your valuation methodologies, please consider providing in future filings additional information about the judgments and assumptions underlying your fair value measurements, the sensitivity of your measurements to those assumptions, and details about the methodology and inputs you used so that investors can better understand your accounting and disclosure. For example, to the extent they are material to your own facts and circumstances consider including the following information in this section in future filings:

•	Discuss the significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.

•	Explain how you incorporated credit risk in the assumptions that were used to determine the fair valuation of mortgage-backed and asset-backed securities.

•	Describe the criteria you used to determine whether the market for a financial instrument is active or inactive.

•

Describe in greater detail which financial instruments are affected by the lack of market liquidity, how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.

•

To the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, consider discussing the effect of making specific changes in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

Response 1:

In response to the first bullet point:

On page 38 of 2009 Form 20-F, we discussed the valuation techniques we used to determine the fair value of specified bonds, but did not discuss the criteria we used to classify the specified bonds as Level 3.

In future filings, we will add the following (see underlined) to discuss our judgments made in the Level 3 classification.

(Proposed disclosure)

Available for sale securities classified as Level 3 are mainly mortgage-backed and other asset-backed securities, including specified bonds in Japan and CMBS/RMBS in the United States. Specified bonds issued by special purpose entities, or SPEs, classified as Level 3 available-for-sale securities were ¥300,765 million, which is 67% of Level 3 available-for-sale securities. Since the specified bonds do not trade in an open market, no relevant observable market data is available and we use a discounted cash flow model that incorporates significant unobservable inputs as further discussed below. Thus, we classify the specified bonds as Level 3.

When evaluating the specified bonds issued by SPEs, we estimate the fair value by discounting future cash flows using a discount rate, which is based on the market interest rate and a risk premium. The future cash flows for the specified bonds issued by the SPEs are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs. The risk premium is estimated mainly based on the value of the real estate collateral of each specified bond issued by SPEs and the seniority of the bonds. That is, since the discount rate is not observable for the specified bonds, we use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discount cashflow methodology) and the seniority of the bonds. Under the model, we consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium we would estimate under the model. The fair value of the specified bonds issued by SPEs rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs declines when the fair value of the collateral real estate declines and the discount rate rises.

In response to the second bullet point:

We use a discounted cash flow model to determine the fair value of mortgage-backed and asset-backed securities when there is little or no relevant observable market price. Under such circumstances, we incorporate credit risk in the cash flow assumptions such as default rate and prepayment speed, and/or in the discount rate that is estimated partly based on the seniority and collateral value of the security. Beginning with the next annual disclosure, we will expand our explanation about our consideration of credit risk in determining fair value of the specified bonds. The proposed disclosure has been incorporated in our response to the first bullet point above.

In response to the third bullet point:

On page 39 of the 2009 Form 20-F, we explained about a transfer to Level 3 due to a certain market becoming inactive. To make it more clear, we will add the following discussion (see underlined) beginning with the next annual disclosure.

(Proposed disclosure)

Net amount of ¥66,753 million of available-for-sale securities, mainly CMBS and RMBS in the United States, was transferred from other levels to Level 3 in fiscal 2009 due to a certain market becoming inactive.

In determining whether a market is active or inactive, we evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors.

With respect to the CMBS and RMBS in the United States, we judged that the market had become inactive during fiscal 2009 because there were few recent transactions and because brokers quotes or pricing evaluation from independent pricing service vendors for these securities were not available. As a result, we established internally developed pricing models (Level 3 inputs) using valuation techniques such as present value techniques in order to estimate fair value of these securities and classified them as Level 3. Under the models, we use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

In response to the forth bullet point:

We consider lack of market liquidity in our fair value measurement based on the type of instrument being measured and the valuation techniques used. Specified bonds in Japan, CMBS and RMBS in the United States, and other securities classified as Level 3 are affected by the lack of liquidity. For those assets, we generally use valuation techniques such as a discounted cash flow model to estimate their fair values. As described in our response to the third bullet point above, we changed our valuation method from a market approach valuation to an income approach valuation for the CMBS and RMBS in the United States due to a certain market becoming inactive. Beginning with the next annual disclosure, we will expand our explanation about our consideration of liquidity risk in determining fair value of the specified bonds in Japan and CMBS/RMBS in the United States. The proposed disclosures have been incorporated in our response to the first and third bullet points above.

In response to the fifth bullet point:

As compared to prior periods, we increased the risk premium for specified bonds in Japan to account for the lack of liquidity considering the current conditions of the domestic real estate market. Also, as a result of a certain market for CMBS and RMBS in the United States becoming inactive, we established internal pricing models using discounted cash flow methodologies to estimate the fair value of those securities and we reflected the increased liquidity risk that a market participant would consider in our own estimate of the discount rate. Beginning with the next annual disclosure, we will revise our explanation of how the fair value of the specified bonds moves in response to a change in the discount rate, which includes the risk premium. The proposed revisions are included in our response to the first bullet point above.

Comment 2:

Critical Accounting Policies and Estimates, Impairment of Investments in Securities, page 40

2.	We refer to Note 9, Investment Securities that states on page F-32 the early adoption of FSP FAS 115-2 and FAS 124-2 did not result in a significant impact on your results of operations or financial position in fiscal 2009. Please tell us and in future filings revise this section and Note 1(i), Investment in Securities on page F-12, to discuss how the Company has adopted the significantly revised recognition criteria described in paragraphs 19 to 26 of this pronouncement for determining whether an impairment of a debt security is other than temporary. For example, consider including the following disclosure.

•

Tell us how you adopted the new criteria for determining whether an other-than-temporary impairment has occurred if you do not intend to sell, but will more likely than not be required to sell the security, before the recovery of its amortized cost basis. Refer to paragraph 21 of this pronouncement.

•

Tell us how you have adopted the new evaluation criteria that assumes an other-than-temporary impairment has occurred for the entire amortized cost of the security if the present value of the cash flows expected to be collected is less than the amortized basis of the security. Refer to paragraphs 22 and 23 of this pronouncement.

•

Discuss the additional factors to consider when determining whether a credit loss exists which include: the historical and implied volatility of the fair value of the security, the payment structure of the debt security including non-traditional loan terms, and the consideration of recoveries or additional declines subsequent to the balance sheet date. Refer to paragraph 25 of this pronouncement.

Response 2:

In fiscal 2009, we adopted FASB Staff Position No. FAS 115-2 and FAS 124-2 (“Recognition and Presentation of Other-Than-Temporary Impairments”). The affected debt securities mainly consist of specified bonds issued by special purpose entities in Japan, mortgaged-backed securities and corporate bonds in the United States and beneficial interests that continue to be held related to securitizations in Japan that are accounted for as a sale by us. For those securities with unrealized losses, we first assess whether we intend to sell those securities prior to their respective maturities. Second, we assess whether it is more likely than not that we will be required to sell those securities before the recovery of their amortized basis by considering our cash requirements as well as our regulatory environment and contractual obligations. Finally, we assess whether we expect to recover the entire amortized cost basis of those securities based on our best estimate of present value of expected cash flows discounted at the effective interest rate.

In future filings, we expect to expand the disclosure of our critical accounting policies and estimates, “Impairment of Investment in Securities,” on page 40 and Note 1(i) by adding the following:

As of March 31, 2009, we adopted FASB Staff Position No. FAS 115-2 and FAS 124-2 (“Recognition and Presentation of Other-Than-Temporary Impairments”). We assess whether impairment is other than temporary if the fair value of a debt security is less than its amortized cost basis at the balance sheet date. Under such circumstances, as required by the FSP, an other-than-temporary impairment is considered to have occurred if (1) we intend to sell the debt security; (2) it is “more likely than not” that we will be required to sell the debt security before the recovery of its amortized basis; or (3) we do not expect to recover the entire amortized cost basis of the security. In measuring the impairment, if we intend to sell the security or it is more likely than not we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the security’s amortized cost basis and its fair value at the balance sheet date. On the other hand, if we do not intend to sell the debt security and it is more likely than not that we will not be required to sell the security prior to the recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. We recognize the credit component of an other-than-temporary impairment of the debt security in earnings and the noncredit component in other comprehensive income.

In making an other-than-temporary impairment assessment, we consider all available information relevant to the collectibility of the security, including but not limited to the following factors:

•	Duration and the extent to which the fair value has been less than the amortized cost basis;

•	Continuing analysis of the underlying security collateral, underwriting standards, age of the collateral, business climate, economic conditions and geographical considerations;

•	Historical loss rates and past performance of similar assets;

•	Trends in delinquencies and charge-offs;

•	Payment structure and subordination levels of the debt security;

•	Changes to the rating of the security by a rating agency; and

•	Subsequent changes in fair value of the security after the balance sheet date.

Comment 3:

Financial Statements for the fiscal period ended March 31, 2009

Note 1(ae), Significant Accounting and Reporting Policies, New Accounting Pronouncements, page F-17

3.	We note the following accounting pronouncements were effective for the fiscal year ended March 31, 2009 or the interim period ended June 30, 2009, and their adoption was not discussed in the footnote or in Note 1(ac), New accounting pronouncements, on page 37 of the June 30, 2009 financial statements in Form 6-K dated August 14, 2009:

•	FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, issued on October 10, 2008 and effective upon issuance.

•

FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity of the Asset or Liability Have Significantly Decreased and Identifying Transactions that Are Not Orderly” effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.

•

ESP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, effective for interim periods ending after June 15, 2009 with earlier adoption permitted for periods ending after March 15, 2009.

•	FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” effective for interim and annual periods ending after December 15, 2008.

•

FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments, effective for interim and annual reporting periods ending after June 15, 2009 and early adoption was permitted for periods after March 15, 2009. Refer to Note 9, Investment Securities, on page F-32 that states you early adopted this accounting pronouncement and it did not have a significant impact on your results of operations or financial position in fiscal 2009.

Please tell us and discuss in future annual and interim filings when and how these accounting standards were adopted and where you have provided the required financial statement and footnote disclosure. In future filings, please include the footnote disclosure required by SAB 74 with respect to the adoption of new accounting literature, including FASB Staff Positions:

•	Provide a brief description of the new standard, including when adoption is required and if you plan to early adopt the standard.

•	Include a discussion of the adoption methods allowed and the method the Company expect to use.

•	Discuss the impact the adoption of the standard is expected to have on the financial statements of the registrant unless it is not known or cannot be reasonably estimated.

•

Disclose the potential impact of other significant matters you believe might result from adopting the standard. Consider issues such as technical violations of debt covenants and planned changes in business practices.

Response 3:

We acknowledge the accounting pronouncements identified in your letter of September 16, 2009. It is our understanding that the disclosure requirements of SAB 74 and US GAAP do not apply in instances where the impact on the financial position and results of operations is not or is not expected to be material. However, in consideration of the current market condition and circumstances, we will disclose in future filings the following discussion that summarizes when and how we adopted these standards listed above and whether they were material or not, in order to enable users to understand more clearly about our application of these standards. In the proposed disclosure below, we have also provided a reference to the relevant footnote disclosure and please note that in future filings, we will expand our disclosure related to FSP FAS 115-2 and FAS 124-2 in Note 9 (Investment in Securities), as proposed in our response to your comments #6 and #8. With respect to any new accounting literature including FASB Staff Positions that may come in the future, we will continue to evaluate whether to include disclosure relating to such accounting pronouncements in future filings considering their materiality and the circumstances surrounding us at that time.

(Proposed disclosure)

FSP No. FAS 157-3, “Determining Fair Value of a Financial Asset When the Market for That Asset Is Not Active”

In October 2008, FASB Staff Position (“FSP”) No. FAS 157-3 (“Determining Fair Value of a Financial Asset When the Market for That Asset Is Not Active”) was issued. This FSP clarifies the application of FASB Statement No. 157 (“Fair Value Measurements”) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP was effective upon issuance, including prior periods for which financial statements have not been issued. We adopted this FSP for the period ended September 30, 2008 but this FSP was superseded by FSP No. FAS 157-4 (see below). The adoption of this FSP did not have a significant effect on our results of operations or financial position.

FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”

In April 2009, FSP No. FAS 157-4 (“Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) was issued. This FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157 (“Fair Value Measurements”) when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP was effective prospectively for interim and annual reporting periods after June 15, 2009. Early adoption was permitted for periods ending after March 15, 2009 and we early adopted this FSP for the period ended on March 31, 2009. The adoption of this FSP did not have a significant effect on our results of operations or financial position.

FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”

In April 2009, FSP No. FAS 107-1 and APB 28-1 (“Interim Disclosures about Fair Value of Financial Instruments”) was issued. This FSP amends FASB Statement No. 107 (“Disclosures about Fair Value of Financial Instruments”) to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual statements. This FSP was effective for interim reporting periods ending after June 15, 2009. We adopted this FSP for the period ended on June 30, 2009. This FSP is a disclosure standard and did not impact our results of operations or financial position. For more information, see Note 15, Estimated Fair Value of Financial Instruments.

FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20”

In January 2009, FSP No. EITF 99-20-1 (“Amendments to the Impairment Guidance of EITF Issue No. 99-20) was issued. This FSP amends the impairment guidance in EITF Issue No. 99-20 (“Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continued to Be Held by a Transferor in Securitized Financial Assets”) to achieve more consistent determination of whether an other-than-temporary impairment has occurred. This FSP was effective prospectively for interim and annual reporting periods ending after December 31, 2008. The adoption of this FSP did not have a significant effect on our results of operations or financial position.

FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”

In April 2009, FSP No. FAS 115-2 and FAS 124-2 (“Recognition and Presentation of Other-Than-Temporary Impairments”) was issued. This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in financial statements. This FSP was effective for interim and annual reporting periods after June 15, 2009. Early adoption was permitted for periods ending after March 15, 2009 and the Company and its subsidiaries early adopted this FSP for the period ended on March 31, 2009. The adoption of this FSP did not have significant effect on our results of operations or financial position. For more information, see Note 9, Investment in Securities.

Comment 4:

Note 2, Fair Value Measurements, page F-19

4.	We refer to the first paragraph on page F-22 that provides information on financial assets measured at fair value, such as real-estate collateral dependent loans. Please tell us and in future filings provide the following information:

•

Provide the information regarding financial assets and liabilities measured on a nonrecurring basis in a tabular format. Refer to paragraphs 34 and the example in paragraph A36 of Appendix A of SFAS 157.

•	Describe the inputs and information used to develop the inputs for fair value measurements using Level 3 inputs. Refer to paragraph 33.c of SFAS 157.

•

Discuss the valuation techniques used to measure their fair value including any changes in the valuation techniques used to measure similar assets in prior periods. Refer to paragraph 33.d of SFAS 157.

Response 4:

In response to the first bullet point:

We will change the description regarding financial assets and liabilities measured on a nonrecurring basis to a tabular format as follows:

	March 31, 2009
Financial Assets	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Unlisted securities	¥4,065	¥—	¥—	¥4,065
Loans held for sale	26,002	—	—	26,002
Real estate collateral-dependent loans (Net of allowance for probable loan losses)	113,242	—	—	113,242
Certain investment in affiliates	28,727	27,504	—	1,223

In response to the second bullet point:

We will add the following discussion regarding real estate collateral-dependent loans in the section discussing valuation techniques.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to FASB Statement No. 157 (“Fair Value Measurements”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

We determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discount cashflow methodologies.

Real estate collateral-dependent loans whose fair values are estimated using an appraisal of the underlying collateral based on techniques other than recent transactions involving sales of similar assets are classified as Level 3 because such techniques involve unobservable inputs.

In response to the third bullet point:

Please refer to our response to the second bullet point above for our proposed disclosure. Please note that there was no change in valuation techniques for nonrecurring fair value measurements.

Comment 5:

Note 5, Investment in Direct Financing Leases, page F-24

5.	We note the estimated residual values of $553 million as of March 31, 2009 whose accounting estimates affect the operations of the Corporate Financial Services segment, as stated in the “Unguaranteed Residual Value of Direct Financing Leases and Operating leases” critical accounting policy on page 42. Considering the Corporate Financial Services segment had a segment loss of $106 million for fiscal 2009, please tell us and revise future filings to discuss how you determined there were no material declines in estimated unguaranteed residual values for this operating segment that were other than temporary. Refer to paragraphs 17(d) and 18(d) of SFAS 13.

Response 5:

The Corporate Financial Services segment mainly offers loans and direct financing leases. The segment loss of $106 millions in fiscal 2009 was mainly attributable to an increase in provisions for doubtful receivables and probable loan losses for real estate-related loans due to the absence of buyers and the reluctance of banks to finance. In relation to unguaranteed residual values for financing leases, the adequacy of residual value is reviewed annually based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and the actual recovery being experienced for similar used equipment. Based on our review in accordance with paragraphs 17(d) and 18(d) of SFAS 13, we concluded that there were no material declines in residual value for this segment that were judged to be other than temporary. We will enhance future filings to make such disclosures.

Comment 6:

Note 9, Investment in securities, page F-29

6.	We note the second paragraph on page F-32 states the early adoption of FSP FAS 115-2 and FAS 124-2 did not result in a significant impact on your results of operations or financial position in fiscal 2009. Please tell us and revise this footnote in future filings to discuss how the Company implemented the new recognition criteria and disclosure requirements related to other-than-temporary impairments of debt securities. Consider in your response the following:

•

Tell us how you adopted the new recognition criteria based on an assessment as to whether you have the intent to sell the debt security or it is more likely than not that you will be required to sell the debt security before its anticipated recovery.

•

Reconcile this new evaluation methodology to your conclusion that there were no other-than-temporary impairments, partially due to your ability and intent to hold these securities for a sufficient time period to recover their amortized cost.

•	Refer in your response to paragraph 7 of FSP FAS 115-2 and FAS 124-2 that modifies the assertion in your footnote and to the new recognition criteria in paragraphs 19 to 26 of the pronouncement.

In response to the first bullet point:

Prior to adoption of FSP FAS 115-2 and FAS 124-2, we assessed whether an impairment is other than temporary based on a number of factors including changes in interest rates, credit spreads and market trends, and also on our intent and ability to hold the relevant security long enough to allow for an anticipated recovery of its fair value to its amortized cost basis. When we judged that the decline in value was attributable to the issuer’s specific economic conditions such as credit risk, we recognized an other-than-temporary impairment. After our adoption of FSP FAS 115-2 and FAS 124-2, we consider other-than-temporary impairment losses to have occurred if (1) we intend to sell the debt security; (2) it is “more likely than not” that we will be required to sell the debt security before the recovery of its amortized basis; or (3) we do not expect to recover the entire amortized cost basis of the security. We believe the change in our evaluation methodologies did not have significant impact on our financial statements. As discussed in response to Comment #2, we will explain more clearly our new methodology in Note 1 (i) on page F-12 in future filing.

•

Discuss how the company has implemented the criteria for determining whether a credit loss exists for beneficial interests in a securitized financial asset that fall under the guidance of EITF Issue 99-20 and for debt securities accounted for under AICPA SOP 03-3. Refer in your response to the following:

•	The first paragraph on page F-33 states in 2009 a foreign subsidiary acquired debt securities for which the Company considers it will probably not recover all contractual amounts under AICPA SOP 03-3.

•	Note 10, Securitization Transactions, on page F-33 states you retained beneficial interests related to securitizations that are subject to credit risk and interest rate risk.

•	The accounting guidelines in paragraph 24 of FSP FAS 115-2 and FAS 124-2.

In response to the second bullet point:

In order to make it clearer, in future filings, we will explain how we determine whether a credit loss exists for the EITF 99-20 beneficial interests and SOP 03-3 debt securities as follows (see underlined):

(Second paragraph in Note 1(k) on page F-13)

Interests that continue to be held include senior interests, subordinated interests and cash reserve account. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. For an interest that continues to be held for which the fair value is less than the amortized cost basis, we estimate the present value of cash flows expected to be collected from the interest and compare it with the amortized cost basis of the interest to determine whether a credit loss exists. If, based on current information and events, we determine a credit loss exists for that interest, an other-than-temporary impairment is considered to have occurred. We would write down that interest to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in other comprehensive income, unless we intend to sell that interest or more likely than not will be required to sell that interest before recovery, in which case the entire impairment loss would be charged to earnings.

(Last paragraph in Note 9 on page F-33)

In fiscal 2009, a certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and those debt securities were probably not able to recover all contractual amounts. In accordance with the provision of the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 03-3 (“SOP 03-3”), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, the subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. For a debt security for which the fair value is less than the amortized cost basis, the subsidiary estimates the present value of cash flows expected to be collected from the security and compares it with the amortized cost basis of the security to determine whether a credit loss exists. If, based on current information and events, the subsidiary determines a credit loss exists for that security, an other-than-temporary impairment is considered to have occurred. The subsidiary would write down that security to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in other comprehensive income, unless the subsidiary intends to sell that security or more likely than not will be required to sell that security before recovery, in which case the entire impairment loss would be charged to earnings. As of March 31, 2009, the carrying amount and the nominal value of debt securities acquired with evidence of deterioration of credit quality were 13,974 million yen ($142 million) and 48,349 million yen ($492 million) respectively, and the outstanding balance of accretable yield was 12,849 million yen ($131 million). In addition, there was no such debt security at March 31, 2008.

•

We note the last paragraph on page F-29 states in 2009 you recorded losses on securities of 18.6 billion yen for other-than temporary declines in the market values of the securities. Please tell us and revise this disclosure in future filings to:

•

Disclose, by major security types, the nature and credit risks of the investment securities that had other-than-temporary impairment losses and explain why no other-than-temporary impairments were recorded with respect to the remaining investments of the same security type and with similar credit risks.

•

Disclose the reasons why a portion of an other-than-temporary impairment was not recognized in earnings and the methodology and inputs to calculate the portion of the total other-than-temporary impairment that was recognized in earnings. Refer to paragraphs 38 and 29 of FSP FAS 115-2 and FAS 124-2.

•	Provide a roll-forward table of the amounts related to credit losses recognized in earnings in accordance with paragraph 30 and paragraph 43 of FSP FAS 115-2 and FAS 124-2.

•

Provide the income statement presentation for other-than-temporary impairments in the statement of earnings with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income. Refer to paragraphs 30 and 35 of FSP FAS 115-2 and FAS 124-2.

•

Discuss why you have not separated the other-than-temporary impairment losses recognized in 2009 into an amount representing credit loss and an amount related to all other factors. Refer to paragraph 29 of this pronouncement.

In response to the third bullet point:

We will provide in future filings the additional disclosure in Note 9, Investment in Securities regarding the nature and credit risks of the investment securities that had other-than-temporary impairment losses (see below). In future filings, we will also add an explanation as to why no other-than temporary impairments were recorded with respect to the remaining investments of the same security type and with similar credit risks and the proposed disclosure has been included in the narrative information discussing whether the unrealized losses are other-than-temporary (see our response to your comment #8 below).

As discussed in response to the first bullet point above, we determined that other-than-temporary impairment losses recognized in other comprehensive income in fiscal 2009 are not material to our consolidated financial statements, and therefore, we did not present the total other-than-temporary impairment losses in the statements of income with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income. However, in future filings, we will make a footnote disclosure in lieu of this separate presentation in the statements of income unless other-than-temporary impairment losses recognized in other comprehensive income become material, in which case we would present the total other-than-temporary impairment losses in the statements of income with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income.

In future filings, we will supplement the disclosure in Note 9, Investment in securities with the following:

(Proposed disclosure)

Other-than-temporary impairment losses related to debt securities are recognized mainly on certain mortgage-backed and other asset-backed securities, which have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because we do not intend to sell these securities and it is not more likely than not that we will be required to sell these securities before recovery of their amortized cost bases, we charged only the credit loss component of the total impairment to earnings with the remaining noncredit portion recognized in other comprehensive income. The credit loss assessment was made by comparing the securities’ amortized cost basis with the present value of the expected cash flows that were estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

The separate presentation for the total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income is as follows:

Fiscal 2009

	Millions of yen	Millions of U.S. dollars
Total other-than-temporary impairment losses	¥20,118	$205
Portion of loss recognized in other comprehensive income (before taxes)	1,486	15

Net impairment losses recognized in earnings	¥18,632	$190

A rollforward of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings is as follows:

Fiscal 2009

	Millions of yen	Millions of U.S. dollars
Beginning	¥—	$—
Addition:
Credit losses for which other-than-temporary impairment was not previously recognized	1,931	20

Ending	¥1,931	$20

Comment 7:

Note 12, Investments in Affiliates, page F-40

7.	We refer to the last paragraph on page F-42 that states in fiscal 2009 you measured certain investments in affiliates at 10.2 billion yen ($104 million) by electing the fair value option under SFAS 159 in order to earn a capital gain. Please tell us and discuss in future filings the following information:

•	Discuss why you believe this reason for electing the fair value option qualifies as being in agreement with the objectives of SFAS 159 for permitting the use of the fair value option.

•

Refer to paragraphs 1 and A3 of SFAS 159 that discuss the reasons for permitting the fair value option with a focus on improving financial reporting through the mitigation of earnings volatility caused by using mixed measurement attributes to report assets and liabilities without having to apply complex hedge accounting provisions.

•

Tell us where you have provided the disclosures require by paragraph 18.f of SFAS 159 and paragraph 20 of APB 18 for investments that would have been accounted for under the equity method if you had not chosen to apply the fair value option.

Response 7

As mentioned in the footnote on page F-42, we applied FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”) to a certain investment in an affiliate, which is a relatively short-term investment in order to earn a capital gain. This affiliate is listed on a stock exchange. We manage this investment at fair value and believe that consistent with the paragraph A3 (d) of FASB Statement No. 159, the recognition of earnings based on the changes in fair value of the listed stock as an estimated exit price for the investment is more relevant than applying the equity method to that investment.

The financial disclosure regarding the investment required by paragraph 18.f of SAFS 159 and paragraph 20 of APB 18 is included in the table presenting combined and condensed information relating to affiliates in Note 12 on page F-42.

In future filings, we will revise the relevant disclosure in Note. 12, Investment in Affiliates, as follows (see underlined):

(Proposed disclosure)

In Investment in affiliates as at March 31, 2009, is an investment with a carrying value of 10,245 million yen ($104 million) measured at fair value by the election of the fair value option under FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”). During fiscal 2009, a change in fair value of this investment of 245 million yen ($2 million) is included in equity in net income (loss) of affiliates in the consolidated statements of income. The Company and its subsidiaries have chosen to apply the fair value option to this investment in an affiliate, which is a relatively short-term investment listed in the stock market, in order to reflect the economic value of the investment in our financial statements. We manage this investment at fair value and we believe that the recognition of earnings based on the changes in fair value of the listed stock as an estimated exit price for this investment is more relevant than applying the equity method to this investment.

Comment 8:

Form 6-K filed August 14, 2009

Note 4, Investment Securities, page 42

8.	We refer to the gross unrealized losses of 24 billion yen as of June 30, 2009 of which 18 billion yen or 75% relate to mortgage-backed and other asset-backed securities. Please tell us where you have provided the following information:

•	The conclusion by management as to whether any of the securities in an unrealized loss position as of June 30, 2009 were other-than-temporarily impaired and the basis for reaching that conclusion.

•

The interim period information by major security type required by paragraph 41 of FSP FAS 115-2 and FAS 124-2 with respect to investments in an unrealized loss position for which other than temporary impairments have not been recognized.

•

Tell us where you have provided the disclosure required by paragraph 17 of FSP FAS 115-1 and FAS 142-1 including the aggregate fair value of unrealized losses that have been in a continuous unrealized loss position for 12 months or longer and narrative information that allows the investor to consider the positive and negative factors the Company considered in reaching the conclusion that impairment are other than temporary.

Response 8

Our Form 6-K filed on August 14, 2009 includes (in accordance with General Instruction B of Form 6-K) a translation into English of our local quarterly report (in Japanese), which was prepared in accordance with requirements in the Financial Instruments and Exchange Law in Japan and filed with the Kanto Local Bureau of the Financial Service Agency.

In future filings, we will provide the interim disclosure required by FASB Staff Position No. FAS 115-1 and FAS 124-1 as follows:

June 30, 2009

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses
Japanese and foreign government bond securities	¥26,475	¥(159)	¥—	¥—	¥26,475	¥(159)
Japanese prefectural and foreign municipal bond securities	1,702	(35)	—	—	1,702	(35)

Corporate debt securities	17,676	(333)	53,107	(3,950)	70,783	(4,283)
Mortgaged-backed and other asset-backed securities	178,200	(12,547)	46,803	(5,634)	225,003	(18,181)

Equity securities	11,041	(1,115)	1,539	(385)	12,580	(1,500)

	¥235,094	¥(14,189)	¥101,449	¥(9,969)	¥336,543	¥(24,158)

June 30, 2009

	Millions of dollars
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses
Japanese and foreign government bond securities	$276	$(2)	—	—	$276	$(2)
Japanese prefectural and foreign municipal bond securities	18	(0)	—	—	18	(0)

Corporate debt securities	184	(3)	553	(41)	737	(44)
Mortgaged-backed and other asset-backed securities	1,856	(131)	487	(59)	2,343	(190)

Equity securities	115	(12)	16	(4)	131	(16)

	$2,449	$(148)	$1,056	($104)	$3,505	($252)

Approximately 430 investment securities are in an unrealized loss position as of June 30, 2009. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, we consider that an other-than-temporary impairment has occurred if (1) we intend to sell the debt security; (2) it is more likely than not that we will be required to sell the debt security before the recovery of its amortized basis; or (3) we do not expect to recover the entire amortized cost basis of the security (that is, a credit loss exists). In assessing whether a credit loss exists, we compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Mortgaged-backed and other asset-backed securities with unrealized loss position mainly include specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the domestic real estate market and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), we believe that we are able to fully collect all the contractual scheduled repayments. Because we do not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost bases, we do not consider those investments to be other-than-temporarily impaired at June 30, 2009.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, we estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, we expect to recover the entire amortized cost basis. Because we do not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost bases, we do not consider those investments to be other-than-temporarily impaired at June 30, 2009.

For equity securities, we consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, we concluded that none of these securities were other-than-temporarily impaired at June 30, 2009.

* * * * *

If you have any questions about this response letter or any further comments on ORIX’s 2009 Form 20-F, please do not hesitate to contact Takao Kato of ORIX Corporation in Tokyo (Tel: +81-3-5419-5042; Fax: +81-3-5419-5901).

Sincerely yours,

/s/ Haruyuki Urata
Haruyuki Urata
Chief Financial Officer, ORIX Corporation

cc:	Takao Kato
ORIX Corporation
TEL: +81-3-5419-5042 / FAX: +81-3-5419-5901
Hideki Amano
KPMG AZSA & Co.
TEL: +81-3-3548-5106 / FAX: +81-3-3548-5111
Theodore A. Paradise, Esq.
Jeremy C. R. Entwisle, Esq.
Christopher J. Kodama, Esq.
Davis Polk & Wardwell LLP, Tokyo Office
TEL: +81-3-5561-4421 / FAX: +81-3-5561-4425